June 20, 2006

Ms. Joyce Sweeney
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Center Bancorp, Inc. Form 10-K for the fiscal year ended December 31, 2005 File No. 2-81353

Dear Ms. Sweeney:

Center Bancorp, Inc. (the “Company”) is in receipt of your letter to the Company dated June 1, 2006. The Company has set forth below the SEC comment verbatim, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2005

Exhibit 13.1

Management’s Discussion and Analysis

Allowance for Loan Losses and Related Provision, page 28

SEC Comment #1. We have reviewed your response to comment one from our letter dated April 26, 2006. We note you determined that differences between the expected and contractual cash flows of loans within the scope of SOP 03-3 were insignificant. Please tell us the following regarding your analysis.

•	Quantify the amount of and describe the nature of any non-accrual loans and accruing loans past due 90 days or more that were acquired in the Red Oak Bank merger;

•	Quantify the amount of loans, by category, that you deemed within the scope of the SOP;

•	Describe how you determined which loans were within the scope of the SOP;

•	Describe the measure, including quantification of dollar or percentage thresholds, you used to evaluate the significance of differences between the expected and contractual cash flows.

Company Response:

•
In further clarifying our quantification, we have noted in the table provided below the quantity and category of loans that we had deemed to initially be within the scope of the SOP based on the reporting provided by Red Oak Bank of their portfolio.

•
We determined which loans were in the scope of the SOP based on an evaluation of the changes in credit quality of the borrowers from the time Red Oak originated the loans until the time Red Oak was acquired. We only considered loans 90 days past due and still accruing and non-accrual loans to have experienced such a change in credit quality. They were all commercial loans secured by real estate originated at loan to value rations of 51.2% and 19.0% respectively.

•
As a result of these loans being adequately collateralized, we did not expect there to be a significant difference between the expected cash flows and contractual cash flows due to our ability to recover the contracted cash flows from the underlying real estate within a reasonable period of time.

Assets Identified in Scope

(dollars in thousands)	May 20, 2005	Numbe r

Non-accrual loans	$300	4
Accruing loans past due 90 days or more	300	1

The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please feel free to contact the undersigned at 908-688-9500 or our counsel, Peter Ehrenberg, at 973-597-2350.

Very truly yours,
CENTER BANCORP, INC.
By:	/s/ Anthony C. Weagley
Anthony C. Weagley
Chief Financial Officer

cc:	Ms. Sharon Blume, Staff Accountant
Peter H. Ehrenberg, ESQ
John J. Davis, President and CEO